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                                        Corporate Office
                                        30 N. LaSalle Street
NEWS RELEASE                            40th Floor
                                        Chicago, Illinois  60602-2507
                                               Amex Symbol:  TDS
[LOGO]                                         NEWSPAPER LISTING TELDTA
Contact: Murray L. Swanson                     Karen M. Stewart
         Executive Vice President - Finance    Vice President - Investor
                                               Relations
         (312) 630-1900                        (608) 828-8316
         e-mail:  murray.swanson@teldta.com    e-mail: karen.stewart@teldta.com

FOR RELEASE:  IMMEDIATE

     TDS TO ACQUIRE REMAINING INTEREST IN AMERICAN PAGING, INC.

FEBRUARY 11, 1998, CHICAGO, ILLINOIS - Telephone and Data Systems, Inc. [AMEX:TDS] and American Paging, Inc. [AMEX:APP] announced today that they have entered into a definitive agreement for TDS to acquire all of the issued and outstanding shares of common stock of APP not already owned by TDS for $2.50 per share in cash. The transaction was recommended by a Special Committee of APP's independent directors and approved by APP's board of directors. PaineWebber Incorporated acted as financial advisor to the Special Committee of independent directors of APP.

TDS's offer was made in connection with a definitive agreement announced December 23, 1997 between TDS and TSR Paging, Inc. ("TSR") to combine the businesses of APP and TSR. The agreement with TSR requires that TDS acquire the outstanding shares of common stock of APP not already owned by TDS for cash prior to the combination of APP and TSR. The parties are currently seeking FCC approvals in connection with that transaction, which is subject to other customary closing conditions as well.

TDS currently owns 16.5 million shares of APP common stock, which, on February 9, 1998, represented 81.9% of the issued and outstanding shares. Under the agreement with APP, a subsidiary of TDS will commence a tender offer on or prior to February 18, 1998, to acquire the APP shares. The tender offer will be subject to satisfaction of the closing conditions in the TDS/TSR agreement and to other customary conditions. Credit Suisse First Boston Corporation acted as financial advisor to TDS.

All shares not purchased in the tender offer will be converted into the right to receive $2.50 per share in a second-step merger to be consummated as soon as practicable after the tender offer.

TDS is a Chicago-based telecommunications company with established cellular telephone, local telephone and radio paging operations and developing PCS operations. TDS strives to build value for its shareholders by providing excellent communications services in attractive, closely related segments of the telecommunications industry.